United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 11-K

x Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

or

o Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____

Commission file number 1-8291

GREEN MOUNTAIN POWER CORPORATION

Employee Savings and Investment Plan and Trust
(Full Title of the Plan)

GREEN MOUNTAIN POWER CORPORATION

163 Acorn Lane

Colchester VT 05446

(802) 864-5731

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

163 Acorn Lane

Colchester, VT 05446

(Address of principal executive office)

Green Mountain Power Corporation
Employee Savings and Investment Plan and Trust
Financial Statements And Schedule

INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULE

EXHIBITS

Green Mountain Power Corporation
Employee Savings and Investment Plan and Trust
Financial Statements And Schedule
TABLE OF CONTENTS
December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

To the Retirement Board
Green Mountain Power Corporation
Employee Savings and Investment Plan and Trust
Colchester, Vermont

We have audited the accompanying statements of net assets available for plan benefits of the Green Mountain Power Corporation Employee Savings and Investment Plan and Trust (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Green Mountain Power Corporation Employee Savings and Investment Plan and Trust at December 31, 2005 and 2004, and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the 2005 basic financial statements taken as a whole. The 2005 information included in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the 2005 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The information in the supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2005 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2005 basic financial statements taken as a whole.

/s/McSoley, McCoy & Co.
May 16, 2006
VT Reg. No. 92-349

GREEN MOUNTAIN POWER CORPORATION
Employee Savings and Investment Plan and Trust

Statements of Net Assets Available for Plan Benefits

December 31, 2005 and 2004

	2005	2004
Assets:		
Participant directed investments:		
Interest bearing cash	$ -	$ 34,083
Green Mountain Power Corporation, common stock,		
at fair value	4,235,546	4,193,863
Registered investment companies, at fair value	6,063,900	5,457,871
Value of interest in pooled separate accounts,		
at contract value	16,841,364	14,816,270
Value of funds held in insurance company general		
account, at contract value	2,786,035	2,765,672
Participants' loans	468,546	461,047
Net assets available for Plan benefits	$ 30,395,391	$ 27,728,806

The accompanying notes are an integral part of these financial statements.

GREEN MOUNTAIN POWER CORPORATION
Employee Savings and Investment Plan and Trust

Statements of Changes in Net Assets Available for Plan Benefits

For the Years ended December 31, 2005 and 2004

		2005		2004
Investment income:				
Interest	$	90,841	$	90,552
Dividends and capital gains		500,277		257,448
Net investment gain from pooled separate				
accounts, at contract value		1,295,445		1,706,940
Net appreciation in fair value of investments		38,999		1,217,499
		1,925,562		3,272,439
Contributions:				
Employer		512,586		485,307
Participant		1,288,736		1,282,162
		1,801,322		1,767,469
Total additions		3,726,884		5,039,908
Administrative expenses		10,744		6,370
Participants' withdrawals and distributions		1,049,555		1,349,385
Total deductions		1,060,299		1,355,755
Net increase		2,666,585		3,684,153
Net assets available for Plan benefits:				
Beginning of year		27,728,806		24,044,653
End of year	$	30,395,391	$	27,728,806

The accompanying notes are an integral part of these financial statements.

Green Mountain Power Corporation
Employee Savings and Investment Plan and Trust
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 1   PLAN DESCRIPTION

The following description of the Green Mountain Power Corporation Employee Savings and Investment Plan and Trust (the Plan) is provided for general information only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

<u>General</u>
The Plan is a defined contribution plan established by Green Mountain Power Corporation. The Plan covers substantially all full-time employees of Green Mountain Power Corporation (the Company).

The Company's Retirement Board is the Plan Administrator with the authority to control and manage the operation and administration of the Plan. The Plan's assets are held by Prudential Financial (the Trustee) of the Plan, which invests cash received, including interest and dividend income, and makes distributions to participants. The Plan is subject to the provision of the Employee Retirement Income Security Act of 1974 (ERISA).

<u>Contributions</u>
Each year, participants may contribute any amount of pretax annual compensation, as defined by the Plan, subject to IRS limitations. For each pay period the Company contributes a matching contribution of 100% of participants' contribution up to 4% of Compensation.

Effective January 1, 2004, an employer non-matching contribution shall accumulate on behalf of each participant on a monthly basis. Such contribution shall be in an amount equal to one half percent of the participant's compensation and shall be known as employer non-matching contribution and shall be contributed to the employer non-matching contribution account of each participant employed at the end of the month.

<u>Participant Accounts</u>
Each participant's account is credited with the participant's contributions, allocations of the Company's contributions, and plan earnings, and charged with participant's withdrawals, distributions and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account, net of applicable Federal tax.

Participants allocate contributions among various investment choices, including mutual funds, pooled separate accounts, a guaranteed income fund and common stock, including Green Mountain Power Corporation Common Stock. Company contributions are automatically invested in accordance with the participant's investment direction for his or her account.

<u>Vesting</u>
Participants are immediately vested in their voluntary contributions as well as the employer's contribution and any earnings thereon.

NOTE 1   PLAN DESCRIPTION (continued)

Participants' Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer between the investment fund and the participant loan fund. Loan terms range from 1 - 5 years or up to 30 years for the purchase of a principal residence. The loans are secured by the balance in the participant's account and bear interest at the Trustee's prime rate. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount or to purchase an annuity equal to the value of the participant's vested interest in his or her account. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

NOTE 2   SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan has certain investments stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans are stated at face amount which approximates fair value. Investments in the pooled separate and guaranteed income accounts are recorded at their contract value, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

NOTE 2   SUMMARY OF ACCOUNTING POLICIES (continued)

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits
Benefit payments are recorded when paid.

Administrative Expenses
Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

Impact of Recently Issued Accounting Standards
Plan management believes that there are no recently issued accounting standards that would have a material impact on the accompanying financial statements.

NOTE 3   RELATED PARTY TRANSACTIONS

At December 31, 2005 and 2004, participant directed investments included $4,235,546 and $4,193,863, respectively, of common stock of the Plan sponsor, Green Mountain Power Corporation. These amounts represent 14% and 15% of the net assets available for plan benefits at December 31, 2005 and 2004, respectively. Participants whose accounts are invested in Green Mountain Power Corporation are exposed to additional risk due to the concentration of investment in one company.

NOTE 4   PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions or terminate the Plan at any time, subject to provisions of ERISA.

NOTE 5   INVESTMENTS

Investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2005 and 2004 are as follows:

	2005	2004
Mid Cap Growth/Artisan Partners	$ 2,106,316	$1,709,913
(188,425 units in 2005 and 166,448 units in 2004)		
Green Mountain Power Common Stock	4,235,546	4,193,893
(147,221 shares in 2005 and 145,469 shares in 2004)		
Large Cap Value Fund/Wellington Mgmt	4,068,590	3,645,369
(314,346 units in 2005 and 306,592 units in 2004)		
International Growth/Artisan Partners	3,573,554	3,192,489
(294,198 units in 2005 and 303,148 units in 2004)		
American Century Moderate Investor	2,865,522	2,584,023
(425,152 shares in 2005 and 381,687 shares in 2004)		
American Century Aggressive Investor	3,198,379	2,827,028
(406,401 shares in 2005 and 366,670 units in 2004)		
Guaranteed Income Fund	2,786,035	2,765,672
(103,034 units in 2005 and 104,449 units in 2004)		
Dryden S&P 500 Index Fund	3,513,374	3,236,760
(47,945 units in 2005 and 46,189 units in 2004)		

Net appreciation (depreciation) in the fair value of investments during the years ended December 31, 2005 and 2004 are as follows:

	2005	2004
Corporate stock	$ (7,166)	$ 782,654
Mutual Funds	46,602	428,149
Self-brokerage accounts	(437)	6,696
	$ 38,999	$ 1,217,499

NOTE 6   TAX STATUS

The Plan obtained its latest determination letter dated October 8, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provisions for income taxes have been included in the Plan's financial statements.

NOTE 7   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to Form 5500 at December 31, 2004:

	2004
Net assets available for plan benefits per the financial statements	$27,728,806
Less: Variance in participant loans	8,868
Net assets available for plan benefits per the Form 5500	$27,719,938

The following is a reconciliation of distributions per the financial statements to Form 5500 at December 31, 2005:

	2005
Distributions per the financial statements	$ 1,049,555
Less: Adjustment to participant loans	8,868
Distributions per the Form 5500	$1,040,687

Green Mountain Power Corporation
Employee Savings and Investment Plan and Trust
Schedule H, Line 4i- Schedule of Assets (Held at End of Year)
December 31, 2005

Plan Sponsor: Green Mountain Power Corporation

Administrator's EIN: 03-0127430
Plan number: 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	Green Mountain Power Corporation common stock	147,221 units		$ 4,235,546
*	Guaranteed Income Fund	103,034 units		2,786,035
	American Century Ultra Account	3,511 units		121,640
	Large Cap Value Fund / Wellington Mgmt	314,346 units		4,068,590
	Dryden S&P 500 Index Fund	47,945 units		3,513,374
	American Century Equity Index Fund	27,101 units		262,050
	Mid Cap Growth/Artisan Partners	188,425 units		2,106,316
	T. Rowe Price Small-Cap Stock Fund	19,280 units		711,596
	International Growth/Artisan Partners	294,198 units		3,573,554
	American Century Aggressive Investor	406,401 shares		3,198,379
	American Century Moderate Investor	425,152 shares		2,865,522
	Core Bond / BSAM Fund	31,482 units		452,843
	Templeton Foreign Account	20,739 units		438,503
	Munder Small Cap Fund	64,251 units		703,315
	Granahan Small Cap Growth Fund	13,476 units		167,256
	Lifetime 60 Fund	47,959 units		722,326
*	Participant loans	4.00% to 9.50%	-	468,546
				$ 30,395,391

* Party in interest

<u>SIGNATURES</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Green Mountain Power Corporation
Employee Savings and Investment
Plan and Trust

Date June 27, 2006   By /s/Dawn D. Bugbee
                                                           Dawn D. Bugbee
                                                           Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
23.1	Independent Auditors' Consent

Exhibit 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-38722, 333-39822 and 333-42356 on Form S-8 of Green Mountain Power Corporation of our report dated May 16, 2006 appearing in this Annual Report on Form 11-K of the Green Mountain Power Corporation Employee Savings and Investment Plan and Trust for the year ended December 31, 2005.

/s/McSoley McCoy & Co.
June 27, 2006
South Burlington, Vermont
VT Reg. No. 92-349